1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 15, 2023

Samantha A. Brutlag

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

(File Number 811-23222)

Dear Ms. Brutlag:

This letter responds to the comment you provided to Alexander C. Karampatsos in a telephonic discussion on September 12, 2023, with respect to your review of the Registrant’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on September 8, 2023. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

1.	Comment: Please disclose the fundamental policy regarding diversification that would replace the Hartford Large Cap Growth ETF’s current fundamental policy on diversification.

Response:           The disclosure has been revised accordingly.

*      *     *

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon

Alexander C. Karampatsos